SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May 2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

Annual Information Form

A copy of the Registrant's AIF, technical report entitled "Report on the 2002 Exploration of the Gobi-Zhulazhaga Gold Skarn and Shear Hosted, BYC Gold Properties, Inner Mongolia, China" and related attachments.

2.

Exhibits

2.1     Cover Letter

2.2    Annual Information Form dated May 8, 2003

2.3    BC Form 51-901F

2.4    Audited Financial Statements for the year ending December 31, 2002

2.5    Audited Financial Statements for the year ending December 31, 2001

2.6    Audited Financial Statements for the year ending December 31, 2000

2.7    Technical Report entitled "Report on the 2002 Exploration of the Gobi-Zhulazhaga Gold Skarn and Shear Hosted, BYC Gold Properties, Inner Mongolia, China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    May 8, 2003

William Meyer